

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 8, 2009

Jeff Isom
Chief Financial Officer
Plains Capital Corporation
2911 Turtle Creek Boulevard
Suite 700
Dallas, TX 75219

      Re: Plains Capital Corporation
               Form 10-12G
               Filed April 17, 2009
               File No. 000-53629

Dear Mr. Isom:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G filed April 17, 2009

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting

requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Forward-Looking Statements, page 1

2.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to you. See Section 21E of the Securities Exchange Act of 1934. Please delete the reference to the safe harbor.

Item 1. Business

Overview, page 3

3.   Here or elsewhere in the beginning of the filing, consider providing background information regarding why the Form 10 has been filed as well as information regarding what your reporting obligations going forward will be.

History and Expansion, page 3

4.   Please provide a more thorough description of your acquisition of First Southwest Holdings, Inc., including a description of the transaction and the type and amount of consideration paid.

5.   Please clarify what is meant by the "corporate" geographic region in your deposit portfolio and loan portfolio tables.

Loans, page 5

6.   We note that the "All other loans" category totals $180.7 million. However, we note the third full paragraph on page 6 which states that the bank has approximately $207.3 million in one-to-four family residential loans. Please reconcile these amounts.

Item 1A. Risk Factors

We are subject to claims and litigation..., page 28

7.   This risk factor is generic. Please revise to describe the specific legal risks you face. We note your disclosure under "Item 8. Legal Proceedings" on page 74 that you are not a party to any material legal proceeding, nor are any threatened against you, to your knowledge. We also note the class action lawsuits that have been filed against First Southwest Holdings described in Note 11 to your Consolidated Financial Statements on page F-32.

Our organizational documents, the provisions of Texas law..., page 29

8.   Please describe the risk that results from the right of first offer provision in the Merger Agreement. If appropriate, provide this information in a separate risk factor. Refer to the eighth sentence in this risk factor.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-performing Assets

Non-performing Assets, page 42

9.   We note your disclosure that the non-performing loans balance at December 31, 2008 included $28.9 million in business loans for investment purposes, which primarily relate to a single loan relationship. Please revise to disclose the following:

- The amount of the loan relationship at December 31, 2008 and 2007;
- The specific events and circumstances that caused this loan to be placed on non-accrual status;
- The specific reserve associated with this loan at December 31, 2008 and 2007;
- A description of the collateral backing this loan;
- How often you obtain updated appraisals;
- How the collateral values impacted your determination of when to place this loan on non-accrual status; and
- How the collateral impacted your determination and timing of recording the valuation allowance for this loan.

Liquidity and Capital Resources, page 46

10.   Discuss liquidity on both a long-term and short-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Item 6. Executive Compensation

Potential Payments Upon Termination or Change in Control, page 65

11.   We note that you have excluded Ms. McGill from this discussion because she does not have an employment contract. Please confirm that Ms. McGill does not have any contract, agreement, plan or arrangement, whether written or unwritten, that provides for payment(s) to her at, following, or in connection with any termination. Refer to Item 402(j) of Regulation S-K. For instance, it appears that you have life insurance and accidental death insurance policies for each named executive officer.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 73

12.   Please state which national securities exchange's or inter-dealer quotation system's definition of independence you used to determine which of your directors are independent. In addition, if such independence standards contain independence requirements for committees of the board of directors, identify each director that is a member of the compensation, nominating or audit committee that is not independent under such committee independence standards. Refer to Item 407(a) of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

Market Information, page 74

13.   Please indicate the number of shares of your common stock that could be sold pursuant to Rule 144. Refer to Item 201(a)(2) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 76

14.   Please describe the facts relied upon to make the Section 4(2) exemption available with respect to the securities issued to former stockholders of First Southwest Holdings, Inc. Refer to Item 701(d) of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

Consolidated Financial Statements and Other Financial Information

Report of Independent Registered Public Accounting Firm

15.   Please advise your independent accountants to revise their audit report to include the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements

Note 3 - Securities, page F-19

16.   Please revise your disclosure of the aggregate amount of unrealized losses that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous loss position for 12 months or longer to segregate the information by category of investment similar to that provided on page F-18. Refer to paragraph 17 of FSP FAS 115-1.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3491 with any other questions.

                                        Sincerely,

                                        Todd K. Schiffman
                                        Assistant Director